

April 19, 2013

Via E-mail
Brian Roberts
Chief Financial Officer
Warner Music Group Corp.
75 Rockfeller Plaza
New York, NY 10019

> **Re: Warner Music Group Corp.**
> **Form 10-K for Fiscal Year Ended September 30, 2012**
> **Filed December 13, 2012**
> **File No. 001-32502**
> **Form 10-Q for the Quarterly Period Ended December 31, 2012**
> **Filed February 14, 2013**
> **File No. 001-32502**
> **Response dated April 5, 2013**

Dear Mr. Roberts:

We have reviewed your response letter dated April 5, 2013 and have the following comments. Our comments ask you to provide us with information so we may better understand your disclosures.

Please respond to this letter within ten business days by providing the requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to the comments, we may have additional comments.

Form 10-K for Fiscal Year Ended September 30, 2012

Notes to Consolidated Audited Financial Statements

Note 6: Goodwill and Intangible Assets

Other Intangible Assets, page 118

1. Refer to your response to our prior comment 3. Please tell us how you concluded that the useful life of music publishing copyrights was 28 years and why you believe this life is reasonable and appropriate relative to another period of time.

2. Please expand your disclosure in "critical accounting policies" to discuss the significant factors, assumptions, judgments and uncertainties considered in your determination and ongoing assessment of the useful life of your music publishing copyrights. Include an analysis of the sensitivity of how your results may differ under different factors, assumptions and judgments you consider in assessing the useful life. Refer to Section V of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm for further guidance.

Form 10-Q for Quarterly Period Ended December 31, 2012

Notes to Consolidated Interim Financial Statements

Note 6: Commitments and Contingencies, page 13

3. Refer to your response to our prior comment 6. We note that the reference in your response to the disclosure on page 14 of the notes to the financial statements in the Form 10-Q is in regard to "other matters" and not the specific matters disclosed. In regard to the specific matters disclosed, your response indicates that you will disclose "The outcome of the claims to which the Company is a party cannot be determined and an estimate of the reasonably possible loss or range of loss cannot presently be made." To comply with the disclosure requirement of ASC 450-20-50-4.b, your determination of the amount of the reasonably possible loss or range of loss to disclose for these proceedings should be based on your determination of all of the potential outcomes that are reasonably possible and not just a determination of "the" outcome. For example, if an unfavorable decision is a potential reasonably possible outcome for the specific matters disclosed, disclose the associated amount of the reasonably possible loss or range of loss, or state, if true, that such is not material or that it cannot be estimated. Please advise, and revise your disclosure as appropriate.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 with any questions. You may also call me at (202) 551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief